03 NOV 25 7:21

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

03037647

Monday 27 October, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir or Madam

Please find enclosed documents dated 27 October 2003, released to the market today.

Enclosed Company Announcement '2002 – 2003 Annual Report' refers to document formerly lodged to ASX September 30, 2003 and also forwarded to US SEC.

Yours faithfully

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

11/25

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday, 27 October, 2003

COMPANY ANNOUNCEMENT

CHAIRMAN'S LETTER TO SHAREHOLDERS

Following is EnviroMission's Chairman's letter to shareholders.

Ends.

Ian Riley
Chief Financial Officer

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
W: www.enviromission.com.au

Friday 24 October, 2003

Dear Shareholder,

Another year of significant consolidation has been achieved by EnviroMission on the path to commercialising Solar Tower technology in Australia.

The most promising step forward has undoubtedly been the alliance formed with Leighton Contractors Pty Ltd. Over the past year Leighton Contractors, one of Australia's most outstanding construction and contracting companies, has dedicated its own in-house expertise as well as the services of other national and international specialists to apply construction technologies and material innovation to achieve technical and capital cost enhancement for the project. There is increasing confidence their work to date has already identified economies in construction and a reduction in construction risk.

Opportunities for large-scale renewable energy developments is strengthened as the price for fossil fuel generated electricity increases in relation to the imposition of additional costs of pollution control and the looming prospect of costly carbon sequestration. Although Australia has yet to ratify the Kyoto Protocol, it is evident carbon pricing market mechanisms are progressively adding to the costs of conventional electricity generation. Conversely, the price of renewables continues to fall with market scale and the internalisation of social and environmental externalities. Importantly, markets remote from the reach of conventional central generation systems add to development opportunities for renewables. Of particular relevance to EnviroMission's economic feasibility is the growing peak summer demand that coincides with the expected peak output of the proposed Solar Tower power station. All of these factors contribute to an improving domestic and international commercial environment and opportunity for the company.

Throughout the 2002 – 2003 period, interest from prospective overseas investors has grown strongly. EnviroMission is progressing negotiations with a number of international parties, not only for a share in Australian projects but also with a view to international development that will provide commercial gain to EnviroMission.

The company carefully maintains its positive relationships with governments at Commonwealth, State and Local levels. The Commonwealth has granted the Solar Tower project Major Project Facilitation Status, underscoring the project's national significance to regional employment and infrastructure development.

At the State and Regional levels the Sunraysia communities continue to support the Solar Tower project wholeheartedly, while the Government of New South Wales has awarded the Solar Tower, State Significant Development status.

The Board is confident that the company continues to discharge its duties mindful of the importance of high standards of corporate governance and responsibility to shareholders. Your investment provides the opportunity to participate in what promises to be an icon of Australian engineering.

In presenting this Annual Report on behalf of my fellow directors, I sincerely commend and thank EnviroMission's Chief Executive, Roger Davey, for his strategic leadership of a dedicated team which has accomplished so much to add value to our company.

Martin Thomas AM
Chairman, EnviroMission Limited

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday, 27 October, 2003

COMPANY ANNOUNCEMENT

2002 – 2003 ANNUAL REPORT

Following is EnviroMission's Annual Report, year ended 30 June, 2003.

Ends.

Ian Riley
Chief Financial Officer

Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday, 27 October, 2003

COMPANY ANNOUNCEMENT

NOTICE OF ANNUAL GENERAL MEETING 2003

Following is EnviroMission's notice of Annual General Meeting, incorporating Explanatory Memorandum and Proxy Form.

The Annual General Meeting will be held on Thursday, 27 November 2003, 10:30am (EST) at the:

Upstairs Dining Room,
Rising Sun Hotel
Cnr Raglan Street and Eastern Road
South Melbourne, Victoria

Ends.

Ian Riley
Chief Financial Officer

ENVIROMISSION LIMITED

ACN 094 963 238

NOTICE OF ANNUAL GENERAL MEETING

INCORPORATING
EXPLANATORY MEMORANDUM AND PROXY FORM

Date of Meeting:	**Thursday, 27 November 2003**
Time of Meeting:	**10.30 am (EST)**
Place of Meeting:	**Upstairs Dining Room** **Rising Sun Hotel** **Cnr Raglan Street and Eastern Road** **South Melbourne, Victoria**

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

EnviroMission Limited

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of EnviroMission Limited ACN 094 963 238 will be held in the **Upstairs Dining Room, Rising Sun Hotel, Cnr Raglan Street and Eastern Road Sth Melbourne, Victoria** on **Thursday, 27 November 2003** commencing at **10.30am (EST)** for the purpose of transacting the business set out below.

The Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting, describes in more detail the matters to be considered.

Terms used in this Notice of Annual General Meeting will, unless the context otherwise requires, have the meaning given to them in the Glossary of Terms as contained in the Explanatory Memorandum.

BUSINESS

Chief Executive Officer's Address

Accounts and Reports

To receive and consider the financial report and reports of the Directors and auditors for the year ended 30 June 2003.

1. RESOLUTION 1 – RE-ELECTION OF DIRECTOR

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That Mr Roger Chalmers Davey who retires in accordance with Article 6.3(c) of the Company's Constitution, and being eligible, offers himself for re-election, be re-elected as a Director."

2. RESOLUTION 2 – RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, the Company hereby approves and ratifies the allotment and issue of 1,267,735 Shares at an issue price of 20 cents per Share to the US Investors."

In accordance with ASX Listing Rule 7.5.6, the Company will disregard any votes cast on this Resolution by the US Investors or an Associate of a US Investor. However, the Company need not disregard a vote if it is cast by a US Investor as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of a US Investor chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3. RESOLUTION 3 – RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, the Company hereby approves and ratifies the allotment and issue of a total of 1,200,000 Shares at a deemed issue price of 20 cents per Share to Global Integrated Business Systems".

In accordance with ASX Listing Rule 7.5.6, the Company will disregard any votes cast on this Resolution by Global Integrated Business Systems or an Associate of Global Integrated Business Systems. However, the Company need not disregard a vote if it is cast by Global Integrated Business Systems as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of Global Integrated Business Systems chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. RESOLUTION 4 – RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, the Company hereby approves and ratifies the allotment and issue of a total of 1,758,990 Shares at a deemed issue price of 20 cents per Share to the Consultants".

In accordance with ASX Listing Rule 7.5.6, the Company will disregard any votes cast on this Resolution by the Consultants or an Associate of the Consultants. However, the Company need not disregard a vote if it is cast by the Consultants as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of the Consultants chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5. RESOLUTION 5 - RATIFICATION OF PRIOR ISSUE OF SHARES

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

"That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, the Company hereby approves and ratifies the allotment and issue of a total of 1,600,000 Shares at an issue price of 15 cents per Share to the entities listed below,

Name	***Number of Shares***
Dapgof Pty Ltd	*1,000,000*
Andelou Pty Ltd	*500,000*
Beacon Hill Estate Pty Ltd	*100,000*

*(collectively the "**Private Placement Investors**")."*

In accordance with ASX Listing Rule 7.5.6, the Company will disregard any votes cast on this Resolution by a Private Placement Investor or an Associate of a Private Placement Investor. However, the Company need not disregard a vote if it is cast by a Private Placement Investor as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of a Private Placement Investor chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

6. RESOLUTION 6 - PROPOSED ISSUE OF SHARES TO PRIVATE PLACEMENT INVESTORS

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

"That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Company approve and authorize the allotment and issue of up to 1,600,000 Shares at an issue price of 15 cents per Share to the Private Placement Investors in the proportions set out below,

Name	***Number of Shares***
Dapgof Pty Ltd	*up to 1,000,000*
Andelou Pty Ltd	*up to 500,000*
Beacon Hill Estate Pty Ltd	*up to 100,000"*

In accordance with ASX Listing Rule 7.3.8, the Company will disregard any votes cast on this Resolution by a Private Placement Investor or an Associate of a Private Placement Investor and a person who might obtain a benefit (except a benefit solely in the capacity of a Shareholder) if the Resolution is passed. However, the Company need not disregard a vote if it is cast by a Private Placement Investor as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of a Private Placement Investor chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Other Business

To transact any other business which may lawfully be brought before the meeting.

By Order of the Board

Roger C. Davey
Executive Director
Dated 27 October, 2003

EnviroMission Limited

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of EnviroMission Limited (**"EnviroMission"** or **"Company"**) in connection with the business to be conducted at the **Annual General Meeting** of Shareholders to be held in the **Upstairs Dining Room, Rising Sun Hotel, Cnr Raglan Street and Eastern Road, South Melbourne, Victoria** on **Thursday, 27 November 2003** at **10:30am (EST)**.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Annual General Meeting.

Terms used in the Notice of Annual General Meeting and the Explanatory Memorandum, unless the context otherwise requires, have the same meaning given to them in the Glossary of Terms.

1. RESOLUTION 1: RE-ELECTION OF DIRECTOR

Mr Roger Chalmers Davey, B.Bus, CPA and CFTP is retiring in accordance with the Company's Constitution and being eligible, offers himself for re-election. Mr Davey was appointed as a director on 31 July 2001.

Mr Davey is a Director and Chief Executive Officer of the Company and has extensive working knowledge of, and experience in, commodity and financial risk management.

Mr Davey is a director of SolarMission Technologies Inc. He was a director of Australia's largest stockbroking firm, McIntosh Risk Management Ltd (now Merrill Lynch) and was responsible for the creation and development of financial futures operations as managing director of McIntosh Risk Management Ltd. He was a director of the Sydney Futures Exchange Ltd and Bain Refco Commodities Limited, a large brokerage house owned by Refco Inc., of the USA and Deutsche Bank Australia. He has also been a director and Chief Financial Officer of companies listed in Australia, USA and Canada, one with a triple listing on the Vancouver Stock Exchange, NASDAQ and ASX.

2. RESOLUTION 2: RATIFICATION OF PRIOR ISSUE OF SHARES TO US INVESTORS

Background

On 29 January 2003, the Company announced to ASX that it intended to make a placement of 1,250,000 Shares to raise $250,000 before expenses. The Company indicated in the ASX announcement that the placement was to be undertaken pursuant to section 708 of the Corporations Act.

Listing Rule 7.4

Listing Rule 7.4 permits a company to subsequently approve an issue of securities made without approval under Listing Rule 7.1. Resolution 2 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of shareholders of the company in general meeting of the precise terms and conditions of the proposed issue.

Listing Rule 7.4 states that an issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 (i.e. was within the 15% limit) and shareholders subsequently approve it.

In accordance with Listing Rule 7.5, Shareholders are advised as follows:

(a) an aggregate total of 1,267,735 Shares were issued in the following tranches:

- (i) tranche 1: 420,000 Shares on 10 February 2003;
- (ii) tranche 2: 84,515 Shares on 20 February 2003;
- (iii) tranche 3: 557,240 Shares on 14 March 2003; and
- (iv) tranche 4: 205,980 Shares on 16 April 2003;

(b) the issue price of the Shares was 20 cents per Share;

(c) the Shares rank equally in all respects with all other Shares in the Company on issue;

(d) the Shares were issued to investors falling within section 708 of the Corporations Act ("**US Investors**");

(e) none of the US Investors is a Related Party of the Company; and

(f) the funds remaining after the costs of the issue were used to progress the development of the first Solar Tower in Australia and for working capital purposes.

3. RESOLUTION 3: RATIFICATION OF PRIOR ISSUE OF SHARES TO GLOBAL INTEGRATED BUSINESS SYSTEMS

Background

On 17 January 2003, the Company announced that it had completed a placement of 1,200,000 Shares at 20 cents per Share. The Shares were issued to Global Integrated Business Systems in settlement of services provided by Global Integrated Business Systems in establishing the Company's US American Depositary Receipt (ADR) program and promotion of the Company in North American capital markets.

Listing Rule 7.4
Please refer to section 2 of this Explanatory Memorandum for a summary of Listing Rule 7.4. Resolution 3 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

In accordance with Listing Rule 7.5, Shareholders are advised as follows:

(a) 1,200,000 Shares were issued on 17 January 2003;

(b) the deemed issue price of the Shares was 20 cents per Share;

(c) the Shares rank equally in all respects with all other Shares in the Company on issue;

(d) the Shares were issued to Global Integrated Business Systems in settlement of amounts due for services rendered to the value of $240,000;

(e) Global Integrated Business Systems is not a Related Party of the Company; and

(f) no funds were raised from the issue as the issue was in settlement of amounts owing for services rendered.

4. RESOLUTION 4: RATIFICATION OF PRIOR ISSUE OF SHARES TO CONSULTANTS

Background

On 22 April and 31 July 2003, the Company announced to ASX the placement of a total of 1,758,990 Shares at 20 cents per Share to the Consultants. The placement was undertaken in settlement of consultancy services provided by the Consultants during the optimisation and pre-feasibility stages of the Solar Tower project.

Listing Rule 7.4
Please refer to section 2 of this Explanatory Memorandum for a summary of Listing Rule 7.4. Resolution 4 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

In accordance with Listing Rule 7.5, Shareholders are advised as follows:

(a) an aggregate total of 1,758,990 Shares were issued in the following tranches:

    (i) tranche 1: 675,800 Shares on 22 April 2003; and
    (ii) tranche 2: 1,083,190 Shares on 31 July 2003;

(b) the deemed issue price of the Shares was 20 cents per Share;

(c) the Shares rank equally in all respects with all other Shares in the Company on issue;

(d) the Shares were issued to the Consultants in settlement of amounts due for consultancy services rendered to the value of $351,798;

(e) the Consultants are not Related Parties of the Company; and

(f) no funds were raised from the issue as the issue was in settlement of amounts owing for services rendered.

5. RESOLUTION 5: RATIFICATION OF PRIOR ISSUE OF SHARES TO PRIVATE PLACEMENT INVESTORS

Background

On 31 July, 3 September and 14 October 2003, the Company announced the issue of an aggregate total of 1,600,000 Shares to the Private Placement Investors at 15 cents per Share to raise additional working capital. Resolution 5 seeks Shareholder approval for the issue of the Shares to the Private Placement investors for the purposes of Listing Rule 7.4.

Listing Rule 7.4

Please refer to section 2 of this Explanatory Memorandum for a summary of Listing Rule 7.4. Resolution 5 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

In accordance with Listing Rule 7.5, Shareholders are advised as follows:

(a) an aggregate total of 1,600,000 Shares were issued to the Private Placement Investors in the following tranches:

- (i) tranche 1: 666,667 Shares to Dapgof Pty Ltd on 7 August 2003;
- (ii) tranche 2: 333,333 Shares to Dapgof Pty Ltd on 20 August 2003;
- (iii) tranche 3: 333,333 Shares to Andelou Pty Ltd on 29 August 2003;
- (iv) tranche 4: 166,667 Shares to Andelou Pty Ltd 10 October 2003; and
- (v) tranche 5: 100,000 Shares to Beacon Hill Estate Pty Ltd on 10 October 2003;

(b) the issue price of the Shares was 15 cents per Share;

(c) the Shares rank equally in all respects with all other Shares in the Company on issue;

(d) the Shares were issued to the Private Placement Investors;

(e) the Private Placement Investors are not Related Parties of the Company; and

(f) the funds raised from the issue will be used for working capital purposes.

6. RESOLUTION 6 - PROPOSED ISSUE OF SHARES TO PRIVATE PLACEMENT INVESTORS

Background

On 11 August, 3 September and 14 October 2003, the Company announced to ASX the grant to the Private Placement Investors of a right to subscribe for additional Shares in the Company, on or before 31 December 2003, in the following proportions:

(a) Dapgof Pty Ltd - up to 1,000,000 Shares;

(b) Andelou Pty Ltd - up to 500,000 Shares; and

(c) Beacon Hill Estate Pty Ltd - up to 100,000 Shares,

(collectively "**Additional Placement Shares**").

Resolution 6 seeks approval pursuant to Listing Rule 7.1, for the Company to issue up to 1,600,000 Additional Placement Shares to the Private Placement Investors at 15 cents per Share to raise up to $240,000 to be used by the Company for working capital purposes.

If any of the Private Placement Investors do not exercise their right to subscribe for the proportion of the Additional Placement Shares to which they are entitled, the Company will not issue that proportion of the Additional Placement Shares.

Listing Rule 7.1

As indicated above, Listing Rule 7.1 limits the number of equity securities (e.g. shares, options and convertible notes) which a listed company may issue in any 12 month period without shareholder approval (subject to certain exceptions, eg. a pro rata issue to all shareholders). The limit is, generally speaking, no more than 15% of the total of the number of fully paid ordinary shares on issue at the beginning of the 12 month period, plus the number of fully paid ordinary shares issued with the approval of shareholders or under one of the exceptions during the previous 12 months.

The issue of up to 1,600,000 Additional Placement Shares the subject of Resolution 6 will not exceed the 15% limit in Listing Rule 7.1 and accordingly the Company is not required to seek Shareholder approval for the proposed issue of the Additional Placement Shares for the purposes of Listing Rule 7.1. However, as the Company is seeking the approval of Shareholders in respect to Resolutions 2 to 5 inclusive, Shareholder approval is also sought for the proposed issue of the Additional Placement Shares in order to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

In compliance with Listing Rule 7.3, Shareholders are advised of the following information in relation to the proposed issue of the Additional Placement Shares pursuant to Resolution 6:

(a) the maximum number of securities that will be issued pursuant to Resolution 6 is 1,600,000 Additional Placement Shares;

(b) the issue of the Additional Placement Shares pursuant to Resolution 6 will occur no later than 3 months after the date of the Annual General Meeting;

(c) the Additional Placement Shares issued pursuant to Resolution 6 will be issued at a price of 15 cents per Share;

(d) the Additional Placement Shares issued pursuant to Resolution 6 will be issued to each of the Private Placements Investors that subscribe for Additional Placement Shares on or before 31 December 2003;

(e) the Additional Placement Shares to be issued pursuant to Resolution 6 will, from the date of issue, rank equally with, and enjoy the same rights as, all other Shares in the Company on issue;

(f) the funds raised by the issue of the Additional Placement Shares will be used by the Company for working capital;

(g) the Directors presently intend to issue any Additional Placement Shares subscribed for by any of the Private Placement Investors as one allotment to each of the Private Placement Investors that subscribed for Additional Placement Shares on or before 31 December 2003.

7. Note Relating to Proposed Additional Meeting of Shareholders

The Company intends to convene another meeting of Shareholders as soon as is reasonably practicable following the Annual General Meeting for the purposes of considering a grant of options to executive/director related entities, full details of which will be despatched to Shareholders in due course.

GLOSSARY OF TERMS

The following terms and abbreviations used in the Notice of Annual General Meeting and this Explanatory Memorandum have the following meanings:

"Additional Placement Shares"	has the meaning given in section 6 of this Explanatory Memorandum.
"Annual General Meeting"	means the annual general meeting of Shareholders of the Company or any adjournment thereof, convened by the Notice.
"Associate"	has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.
"ASX"	means Australian Stock Exchange Limited ACN 008 624 691.
"Board"	means the board of Directors from time to time.
"Corporations Act"	means the Corporations Act 2001 (Cth).
"Constitution"	means the constitution of the Company from time to time.
"Consultants"	means each of Schlaich Bergermann Solar GmbH, Mr Rudolph Bergermann and Mr Joerge Schlaich.
"Directors"	means the directors of the Company from time to time.
"EnviroMission" or **"Company"**	means EnviroMission Limited ACN 094 963 238.
"EST"	means Eastern Standard Time.
"Explanatory Memorandum"	means this explanatory memorandum.
"Global Integrated Business Systems"	means Global Integrated Business Systems a company incorporated in USA.
"Listing Rules" or **"ASX Listing Rules"**	means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
"Notice" or **"Notice of Annual General Meeting"**	means the notice of annual general meeting which accompanies this Explanatory Memorandum.
"Private Placement Investors"	means Dapgof Pty Ltd ACN 005 750 676, Andelou Pty Ltd ACN 006 098 095 and Beacon Hill Estate Pty Ltd ACN 006 044 015.
"Related Party"	has the same meaning as given to the expression in the Corporations Act.
"Resolution"	means a resolution referred to in this Notice of Meeting.
"Share"	means a fully paid ordinary share in the capital of the Company.
"Shareholder"	means a holder of Shares.
"US Investors"	means the investors described in section 2 of this Explanatory Memorandum.

ENVIROMISSION LIMITED
ACN 094 963 238

PROXY FORM

The Company Secretary
EnviroMission Limited
Ground Floor, 3 Raglan Street
SOUTH MELBOURNE VIC 3205

Facsimile Transmission No: **+ 61 3 9699 7566**

I/We ____

of ____

being a member/(s) of EnviroMission Limited hereby appoint ____________________

of ____

or failing him/her ____

of ____

or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held in the **Upstairs Dining Room, Rising Sun Hotel, Cnr Raglan Street and Eastern Road, South Melbourne, Victoria** on **Thursday, 27 November 2003** commencing at **10:30am (EST)** and at any adjournment thereof in the manner indicated below or, in the absence of indication, as the Chairman thinks fit.

A Shareholder is entitled to appoint up to 2 proxies. If 2 proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]% of the Shareholder's votes (an additional Proxy Form will be supplied by EnviroMission Limited on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a Resolution, the proxy may abstain or vote at his or her discretion.

I/We direct my/our proxy to vote as indicated below:

RESOLUTION	FOR	AGAINST	ABSTAIN
Re-election of Mr Roger Davey	☐	☐	☐
Ratification of Prior Issue of Shares to US Investors	☐	☐	☐
Ratification of Prior Issue of Shares to Global Integrated Business Systems	☐	☐	☐
Ratification of Prior Issue of Shares to Consultants	☐	☐	☐
Ratification of Prior Issue of Shares to Private Placement Investors	☐	☐	☐
Proposed Issue of Shares to Private Placement Investors	☐	☐	☐

Proxies given by a natural person must be signed by each appointing Shareholder or the Shareholder's attorney duly authorised in writing. Proxies given by companies must be executed in accordance with section 127 of the Corporations Act or signed by the appointor's attorney duly authorised in writing.

The Chairman intends to vote all undirected proxies in favour of all Resolutions.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

As witness my/our hand/s this day of 2003.

If a natural person:

SIGNED by:

Signature	Signature (if joint holder)
Print Name in full	Print Name in full

If a company:

EXECUTED in accordance with section 127 of the Corporations Act:)

Signature of Director	Signature of Director / Secretary
Print Name in full	Name of Director / Secretary in full

If by power of attorney:

SIGNED for and on behalf)
of)
by under a)
Power of Attorney dated)
and who declares that he/she has not)
received any revocation of such Power of)
Attorney in the presence of:)

Signature of Attorney	Signature of Witness
	Name of Witness in full

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to the registered office of the Company at Ground Floor, 3 Raglan Street, Sth Melbourne, Victoria 3205, facsimile number **+ 61 3 9699 7566** not less than 48 hours before the time for holding the Annual General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder or his/her attorney duly authorised in writing or, if the Shareholder is a corporation, in a manner permitted by the Corporations Act.

The proxy may, but need not, be a Shareholder of the Company.

In the case of Shares jointly held by two or more persons, all joint holders must sign the proxy form.
A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Annual General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 10:30am (EST) on Tuesday, 25 November 2003. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Annual General Meeting.

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

Wednesday 29 October, 2003

SEC FILE NO: 82-34693

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed documents dated 29 October 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday, 29 October, 2003

COMPANY ANNOUNCEMENT

PLACEMENT AND SECONDARY SALES

As announced by EnviroMission Limited on 24 October 2003, (**"EnviroMission"**) has completed a placement by the issue of 200,000 fully paid ordinary shares at 15 cents per share (**"Placement Shares"**) to raise $30,000 for additional working capital. A right has also been provide to the investor to purchase up to a further 200,000 fully paid ordinary shares at 15 cents each to raise up to a further $30,000. The right to purchase additional shares expires on 31December 2003. The Placement Shares were allotted and issued on 27 October 2003. An Appendix 3B relating to the Placement Shares accompanies this announcement.

Secondary Sales and Category of Relief

The issue of the Placement Shares may be subject to a subsequent offer for sale. Accordingly, the Placement Shares will be issued in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in the Australian Securities and Investments Commission (**"ASIC"**) Class Order 02/1180 (**"Class Order"**), subject to the terms of the Class Order and in particular in reliance on Category 1 of Schedule C to that Class Order.

In accordance with Item 5 of Category 1 of the Class Order, EnviroMission confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the Placement Shares has been disclosed to ASX.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

Thursday 30 October, 2003 **SEC FILE NO: 82-34693**

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed documents dated 30 October 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 30 October, 2003

COMPANY ANNOUNCEMENT

EXTENSION OF OPTION TO PURCHASE SOLAR TOWER SITE – TAPIO STATION

EnviroMission has negotiated an extension to the existing option to purchase the preferred site for the development of Australia's first Solar Tower power station.

In consideration for an extension of the option to purchase the 10,000 ha site at Tapio Station, Buronga, NSW, an option fee of $20,000 has been negotiated via the issue of 133.334 ordinary fully paid shares at 0.15cents per share to the landholder.

The option to purchase the site has been extended to 30 June, 2004.

EnviroMission remains committed to developing the world's first Solar Tower power station in the Sunraysia region. The preferred site at Tapio is well located to terminal stations and the strategically important infrastructure located at Mildura.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 30 October, 2003

COMPANY ANNOUNCEMENT

LANDMARK AGREEMENT BOOSTS GLOBAL SOLAR TOWER PROSPECTS

EnviroMission Limited (EnviroMission) has successfully negotiated a landmark agreement with international investors that has secured A$1,500,000 towards the ongoing development of Solar Tower power station technology. This substantial investment will provide the necessary working capital (funding) to progress the Australian development of Solar Tower technology.

The investor, Sunshine Energy (Australia) Pty Ltd (Sunshine Energy), represents interests of investors from China who have intentions to develop the technology in China. Sunshine Energy's investment will equate to approximately 15% of the expanded issued capital of EnviroMission and will be subject to shareholder approval. An Extraordinary General Meeting is planned for December.

Sunshine Energy will also make a further investment of US$1,000,000 in SolarMission Technologies Inc (SolarMission), EnviroMission's major shareholder and holder of the licence for Solar Tower technology in China and other international markets including the United States. The US$1,000,000 investment will equate to 5% of the expanded issued capital of SolarMission.

It has also been agreed that a purpose formed Australian company will be established to develop Solar Tower technology in China, with investors from China owning 75% of the issued capital and the balance of 25% owned by SolarMission. An initial investment of US$8,000,000 by investors from China will represent the consideration for the 75% holding in the purpose formed company; with the granting of the exclusive licence to build, own and operate Solar Tower power stations in China equating to the 25% holding by SolarMission. This holding shall be non-diluting and free carried in perpetuity.

The three key investment elements of this outstanding agreement, outlined in this announcement concludes an extensive period of negotiation and due diligence that has been underpinned by the positive progress EnviroMission has made towards commercialization of Solar Tower technology in Australia.

Interest from China was ignited in the technology due to the growing exposure of the project in industry, government and media contexts. Factors like the Federal Government's assignment of Major Project Facilitation status to the Australian development with the reach of interest the project is commanding internationally were seen as symbolic of potential success prior to international development.

Development of Solar Tower power station technology in China will realise China's ambitions for an innovative renewable energy power facility that will deliver icon status from engineering and renewable energy firsts. As one of the most populated nations, China is experiencing outstanding growth and development that requires parallels in energy generation capability. Solar Tower development in China will offer an innovative renewable energy solution into that country's energy mix.

The value added to the technology as a result of EnviroMission's direct and facilitated achievements throughout research and development will be protected and managed through a Global Intellectual Property company (as announced 10 September, 2003) to ensure ongoing shareholder and project value. EnviroMission's shareholders will also benefit from the additional revenue stream from the exportation of the technology to international markets such as China.

EnviroMission Chief Executive, Roger Davey, enthusiastically commends the agreement emphasising "the sun may rise in the East and set in the West but the partnering of East and West commitment to Solar Tower development now gives rise to a force unlikely to caste shadows of cynicism or doubt wherever the technology may face the sun."

Mr Davey believed the first project would always have the steepest learning curve and capital cost "although learning curves also come with their rewards" said Mr Davey.

"The work undertaken by EnviroMission and its partners has added value to the technology it owns under licence and has ensured this value can withstand rigorous scrutiny and due diligence of an order that has now attracted significant confidence and investment to drive development in Australia and beyond.

"There are still important commercial issues to be resolved," Mr Davey stressed, "internationalisation of the technology will strengthen EnviroMission's project viability and will introduce economies of scale critical to the decision making process."

Sunshine Energy will be invited to take-up a non-executive Board position with EnviroMission and SolarMission and will have an active involvement in the domestic and international commercialisation of the technology.

This landmark agreement will provide EnviroMission with vital working capital and will set in place the framework for EnviroMission to commercially benefit from development outside Australia.

Ends.

Ian Riley
Company Secretary
Chief Financial Officer

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

Friday 31 October, 2003 **SEC FILE NO: 82-34693**

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed documents dated 31 October 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Friday 31 October, 2003

COMPANY ANNOUNCEMENT

Appendix 4C
Commitments Test Entity

Attached is Appendix 4C being EnviroMission's Commitments Test Entity for the quarter ended 30 September, 2003.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN	Quarter ended ("current quarter")
52 094 963 238	30 SEPTEMBER 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	(20)	(20)
		(b) advertising and marketing	-	-
		(c) research and development	-	-
		(d) leased assets	(1)	(1)
		(e) other working capital	(178)	(178)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received			
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other – R&D Tax offset refund			
	Net operating cash flows		**(199)**	**(199)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(199)**	**(199)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	(2)	(2)
	(e) other non-current assets	(6)	(6)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets	4	4
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(4)	(4)
1.14	**Total operating and investing cash flows**	(203)	(203)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	190	190
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	100	100
1.18	Repayment of borrowings	(102)	(102)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**188**	**188**
	Net increase (decrease) in cash held	**(15)**	**(15)**
1.21	Cash at beginning of quarter/year to date	23	23
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**8**	**8**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	45
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:
- Remuneration of the Chief Executive Officer

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	

The company subsequent to 30 September 2003 has made placements in total of 466,667 ordinary fully paid shares at 15 cents each raising $70,000 for ongoing working capital purposes. On 30 October 2003 the company announced an agreement with international investors to make an investment in the company of $1,500,000, approximating 15% of the expanded issued capital. The investment is subject to shareholder approval.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	8	23
4.2 Deposits at call	0	0
4.3 Bank overdraft	0	0
4.4 Other (provide details)	0	0
Total: cash at end of quarter (item 1.22)	**8**	**23**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31-10-03
Company Secretary

Print name: Ian Riley..

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.